Exhibit 99.2

Management’s discussion and analysis

for the quarter ended September 30, 2022

7	OUR STRATEGY

12	THIRD QUARTER MARKET UPDATE

15	CONSOLIDATED FINANCIAL RESULTS

22	OUTLOOK FOR 2022

24	LIQUIDITY AND CAPITAL RESOURCES

27	FINANCIAL RESULTS BY SEGMENT

30	OUR OPERATIONS - THIRD QUARTER UPDATES

33	QUALIFIED PERSONS

34	ADDITIONAL INFORMATION

This management’s discussion and analysis (MD&A) includes information that will help you understand management’s perspective of our unaudited condensed consolidated interim financial statements and notes for the quarter ended September 30, 2022 (interim financial statements). The information is based on what we knew as of October 26, 2022 and updates our first quarter, second quarter and annual MD&A included in our 2021 annual report.

As you review this MD&A, we encourage you to read our interim financial statements as well as our audited consolidated financial statements and notes for the year ended December 31, 2021 and annual MD&A. You can find more information about Cameco, including our audited consolidated financial statements and our most recent annual information form, on our website at cameco.com, on SEDAR at sedar.com or on EDGAR at sec.gov. You should also read our annual information form before making an investment decision about our securities.

The financial information in this MD&A and in our financial statements and notes are prepared according to International Financial Reporting Standards (IFRS), unless otherwise indicated.

Unless we have specified otherwise, all dollar amounts are in Canadian dollars.

Throughout this document, the terms we, us, our and Cameco mean Cameco Corporation and its subsidiaries unless otherwise indicated.

Caution about forward-looking information

Our MD&A includes statements and information about our expectations for the future. When we discuss our strategy, plans, future financial and operating performance, or other things that have not yet taken place, we are making statements considered to be forward-looking information or forward-looking statements under Canadian and United States (US) securities laws. We refer to them in this MD&A as forward-looking information.

Key things to understand about the forward-looking information in this MD&A:

•

It typically includes words and phrases about the future, such as: anticipate, believe, estimate, expect, plan, will, intend, goal, target, forecast, project, strategy and outlook (see examples below).

•	It represents our current views and can change significantly.

•	It is based on a number of material assumptions, including those we have listed starting on page 5, which may prove to be incorrect.

•

Actual results and events may be significantly different from what we currently expect, due to the risks associated with our business. We list a number of these material risks below. We recommend you also review our annual information form, annual MD&A, and October 12, 2022 final prospectus supplement, which includes a discussion of other material risks that could cause actual results to differ significantly from our current expectations.

•

Forward-looking information is designed to help you understand management’s current views of our near-term and longer-term prospects, and it may not be appropriate for other purposes. We will not necessarily update this information unless we are required to by securities laws.

Examples of forward-looking information in this MD&A

•   the discussion under the heading Our strategy, including the role of nuclear energy in the world’s shift to a low-carbon, climate-resilient economy, our expectation that our strategy will allow us to increase long-term value, our intention to execute our strategy with an emphasis on safety, people and the environment, our belief that we have the right strategy to achieve our vision and will do so in a manner that reflects our values, our ability to address environmental, social and governance risks and opportunities, and our ambition to reach net-zero greenhouse gas emissions

•   the discussion under the heading Strategy in action, including our ability to take appropriate measures to manage risk, the demand for nuclear fuel supplies, our expectations regarding our contracting strategy, contract volumes for uranium and conversion services, our ability to adjust our actions based on market conditions and our contract portfolio to self-manage risk and capture long-term value, our future plans for both McArthur River/Key Lake and Cigar Lake operating capacity and production, our plan to keep our tier-two assets on care and maintenance, our expectations regarding production levels at JV Inkai, and our expected financial capacity to execute our strategy and meet our capital requirements

•   the discussion of our expectations relating to our acquisition of a 49% interest in Westinghouse Electric Company (Westinghouse), including the sources and uses of financing for the acquisition, the timeline of the acquisition, including the anticipated closing thereof, and the acquisition organizational structure, equity accounting for our investment, generation of new revenue opportunities, the potential to generate additional revenue in the year following the acquisition closing, our expectation that the acquisition will be accretive to our cash flow after closing, Westinghouse’s ability to generate cash flow to fund its approved annual operating budget and provide quarterly distributions to the partners after closing, the acquisition expanding our participation in the nuclear fuel value chain, and providing a platform for further growth, our intention in respect of not issuing additional equity to fund our portion of the purchase price for the Westinghouse acquisition and various factors and drivers for Westinghouse’s business segments

•   our expectations regarding the demand for and supply of uranium, the role of nuclear power, the development of non-traditional commercial uses of nuclear power and new fuel cycle opportunities, including the discussion under the heading Third quarter market update

2    CAMECO CORPORATION

•   the discussion of our expectations relating to our Canada Revenue Agency (CRA) transfer pricing dispute, including our expectations regarding receiving refunds and payment of disbursements from CRA, our confidence that the courts would reject any attempt by CRA to utilize the same or similar positions for other tax years currently in dispute, and our belief that CRA should return the full amount of cash and security that has been paid or otherwise secured by us

•   the discussion under the heading Outlook for 2022, including expected care and maintenance costs for our tier-two assets, and expected monthly operational readiness costs at McArthur River/Key Lake, business resiliency, our cash balances and the generation of cash from operations, our efforts to mitigate and minimize any disruptions to our operations, the amount of uranium we expect to purchase in 2022 in order to maintain a working inventory, our outlook for our uranium average realized price, and other information in the table under the heading 2022 Financial Outlook

•   the discussion under the heading Liquidity and capital resources, including the impact of the return to production at McArthur River/Key Lake on our cash flow, and our expectation that our cash balances and operating cash flows will meet our capital requirements during 2022

•   our expectation that our operating and investment activities for the remainder of 2022 will not be constrained by the financial-related covenants in our unsecured revolving credit facility

•   the payment of our 2022 annual dividend on December 15, 2022 to shareholders of record on November 30, 2022

•   our intention to update the table under the heading Purchase commitments to reflect material changes to purchase commitments and prices

•   our future plans and expectations for each of our uranium operating properties and fuel services operating sites, including our expected cash cost of production at McArthur River/Key Lake and Cigar Lake, the life-of-mine operating cost for production at JV Inkai and our intention to undertake all the activities necessary to ramp up planned annual production at McArthur River/Key Lake over the remainder of 2022 and in 2023 and our plans give us line of sight to a significant improvement in our future financial performance

•   we have inventory, long-term purchase agreements and loan arrangements in place that mitigate the risk of delay of JV Inkai deliveries in 2022

•   the expected care and maintenance costs for our US ISR Operations and Rabbit Lake for 2022

•   our expected fuel services production level for 2022

2022 THIRD QUARTER REPORT    3

Material risks

•   actual sales volumes or market prices for any of our products or services are lower than we expect for any reason, including changes in market prices, loss of market share to a competitor, trade restrictions or the impact of the COVID-19 pandemic

•   we are adversely affected by changes in currency exchange rates, interest rates, royalty rates, tax rates or inflation

•   our production costs are higher than planned, or necessary supplies are not available, or not available on commercially reasonable terms

•   our strategies may change, be unsuccessful or have unanticipated consequences

•   changing views of governments regarding the pursuit of carbon reduction strategies or our view may prove to be inaccurate on the role of nuclear power in pursuit of those strategies

•   risks relating to the development and use of new technology or lack of appropriate technology needed to advance our ambition to reach net-zero greenhouse gas emissions

•   our views on our contracting success, including expected contract volumes for uranium and conversion services since the beginning of 2022, and pipeline of contract discussions may prove to be incorrect

•   our estimates and forecasts prove to be inaccurate, including production, purchases, deliveries, cash flow, revenue, costs, decommissioning, reclamation expenses, and those relating to the Westinghouse acquisition

•   the Westinghouse acquisition may be delayed or may not be completed on the terms in the acquisition agreement or at all

•   consummation of the Westinghouse acquisition is subject to the satisfaction of closing conditions and regulatory approvals that may not be satisfied on a timely basis or at all

•   that we may not realize expected benefits from the Westinghouse acquisition

•   after closing the acquisition, Westinghouse fails to generate sufficient cash flow to fund its approved annual operating budget or make quarterly distribution to the partners

•   we are unable to enforce our legal rights under our agreements, permits or licences

•   disruption or delay in the transportation of our products

•   we continue to experience delays in shipment of our share of JV Inkai production to our Blind River refinery and we are unable to mitigate the consequences

•   we are subject to litigation or arbitration that has an adverse outcome

•   that the courts may accept the same, similar or different positions and arguments advanced by CRA to reach decisions that are adverse to us for other tax years

•   the possibility of a materially different outcome in disputes with CRA for other tax years

•   that CRA does not agree that the court rulings for the years that have been resolved in Cameco’s favour should apply to subsequent tax years

4    CAMECO CORPORATION

•   that CRA will not return all or substantially all of the cash and security that has been paid or otherwise secured in a timely manner, or at all

•   there are defects in, or challenges to title, to our properties

•   our mineral reserve and resource estimates are not reliable, or there are unexpected or challenging geological, hydrological or mining conditions

•   we are affected by environmental, safety and regulatory risks, including workforce health and safety or increased regulatory burdens or delays resulting from the COVID-19 pandemic or other causes

•   necessary permits or approvals from government authorities cannot be obtained or maintained

•   we are affected by political risks, including unrest in Kazakhstan, and geopolitical events, including the Russian invasion of Ukraine

•   operations are disrupted due to problems with our own or our suppliers’ or customers’ facilities, the unavailability of reagents, equipment, operating parts and supplies critical to production, equipment failure, lack of tailings capacity, labour shortages, labour relations issues, strikes or lockouts, fires, underground floods, cave-ins, ground movements, tailings dam failures, transportation disruptions or accidents, unanticipated consequences of our cost reduction strategies, or other development and operating risks

•   we are affected by war, terrorism, sabotage, blockades, civil unrest, social or political activism, outbreak of illness (such as a pandemic like COVID-19), accident or a deterioration in political support for, or demand for, nuclear energy

•   we may continue to be adversely affected by the COVID-19 pandemic and its related operational, safety, marketing or financial risks, including the risk of significant disruptions to our operations, workforce, required supply or services, and ability to produce, transport and deliver uranium

•   a major accident or incident at a nuclear power plant

•   we are impacted by changes in the regulation or public perception of the safety of nuclear power plants, which adversely affect the construction of new plants, the relicensing of existing plants and the demand for uranium

•   government laws, regulations, policies or decisions that adversely affect us, including tax and trade laws and sanctions on nuclear fuel exports and imports

•   our uranium suppliers or purchasers fail to fulfil their commitments

•   our McArthur River development, mining or production plans are delayed or fail for any reason, including due to labour disruption

•   our Key Lake mill production plan is delayed or fails for any reason, including due to labour disruption

•   our Cigar Lake development, mining or production plans are delayed or fail for any reason

•   McClean Lake’s mill production plan is delayed or fails for any reason

•   JV Inkai’s development, mining or production plans are delayed or fail for any reason

•   we may be unsuccessful in pursuing innovation or implementing advanced technologies, including the risk that the commercialization and deployment of SMRs may incur unanticipated delays or expenses, or ultimately prove to be unsuccessful

•   our expectations relating to care and maintenance costs or operational readiness costs prove to be inaccurate

•   the risk that we may become unable to pay our 2022 annual dividend at the expected rate

•   we are affected by climate change or natural phenomena, including inclement weather, forest fires, flood, and earthquakes

2022 THIRD QUARTER REPORT    5

Material assumptions

•   our expectations regarding sales and purchase volumes and prices for uranium and fuel services, trade restrictions and that counterparties to our sales and purchase agreements will honour their commitments

•   our expectations for the nuclear industry, including its growth profile, market conditions and the demand for and supply of uranium

•   the continuing pursuit of carbon reduction strategies by governments and companies, including Cameco, and the role of nuclear in the pursuit of those strategies

•   the availability or development of technologies needed to achieve our net-zero greenhouse gas emissions ambition

•   volumes for uranium and conversion services successfully contracted for since the beginning of 2022 and our pipeline of contract discussions

•   the assumptions discussed under the heading 2022 Financial Outlook

•   our expectations regarding spot prices and realized prices for uranium, and other factors discussed under the heading Price sensitivity analysis: uranium segment

•   the Westinghouse acquisition is closed on the anticipated timeline and on the terms in the acquisition agreement

•   Westinghouse’s ability to generate cash flow and fund its approved annual operating budget and make quarterly distribution to the partners after closing of the acquisition

•   our ability to capture additional business opportunities so as to generate additional revenue for us in the year after closing

•   market conditions and other factors upon which we based the Westinghouse acquisition and our related forecasts will be as expected

•   the success of our plans and strategies relating to the Westinghouse acquisition

•   that the construction of new nuclear power plants and the relicensing of existing nuclear power plants will not be more adversely affected than expected by changes in regulation or in the public perception of the safety of nuclear power plants

•   our ability to continue to supply our products and services in the expected quantities and at the expected times

•   our expected production levels for Cigar Lake, McArthur River/Key Lake, JV Inkai and our fuel services operating sites

•   plans to transport our products succeed, including the shipment of our share of JV Inkai production to our Blind River refinery

•   our ability to mitigate adverse consequences of delays in the shipment of our share of JV Inkai production to our Blind River refinery

•   our cost expectations, including production costs, operating costs, capital costs and the success of our cost reduction strategies

•   our expectations regarding tax payments, royalty rates, currency exchange rates, interest rates and inflation

•   our entitlement to and ability to receive expected refunds and payments from CRA

•   in our dispute with CRA, the assumption that courts will reach consistent decisions for other tax years that are based upon similar positions and arguments

•   that CRA will not successfully advance different positions and arguments that may lead to different outcomes for other tax years

•   our expectation that we will recover all or substantially all of the amounts paid or secured in respect of the CRA dispute to date

•   our decommissioning and reclamation estimates, including the assumptions upon which they are based, are reliable

•   our mineral reserve and resource estimates, and the assumptions upon which they are based, are reliable

•   our understanding of the geological, hydrological and other conditions at our uranium properties

•   our McArthur River development, mining and production plans succeed

•   our Key Lake mill is able to process McArthur River ore as expected

•   our Cigar Lake development, mining and production plans succeed

•   the McClean Lake mill is able to process Cigar Lake ore as expected

•   JV Inkai’s development, mining and production plans succeed

•   the ability of JV Inkai to pay dividends

•   that care and maintenance costs and operational readiness costs will be as expected

•   the ability of Cameco and its contractors to comply with current and future environmental, safety and other regulatory requirements and to obtain and maintain required regulatory approvals

•   our operations are not significantly disrupted as a result of political instability, nationalization, terrorism, sabotage, blockades, civil unrest, breakdown, climate change, natural disasters, forest or other fires, outbreak of illness (such as a pandemic like COVID-19), governmental or political actions, litigation or arbitration proceedings, cyber-attacks, the unavailability of reagents, equipment, operating parts and supplies critical to production, labour shortages, labour relations issues, strikes or lockouts, underground floods, cave-ins, ground movements, tailings dam failure, lack of tailings capacity, transportation disruptions or accidents, unanticipated consequences of our cost reduction strategies, or other development or operating risks

6    CAMECO CORPORATION

Our strategy

We are a pure-play nuclear fuel investment, focused on providing nuclear fuel products across the fuel cycle for the generation of a clean source of energy, and on taking advantage of the long-term growth we see coming in our industry. Our strategy is set within the context of what we believe is a transitioning market environment, where increasing populations, a growing focus on electrification and decarbonization, and geopolitical uncertainty are expected to durably strengthen the long-term fundamentals for our industry. Nuclear energy must be a central part of the solution as the world shifts to a low-carbon, climate resilient economy. It is an option that can provide the power needed, not only reliably, but also safely and affordably, and in a way that will help avoid some of the worst consequences of climate change.

Our strategy is to capture full-cycle value by:

•	remaining disciplined in our contracting activity, building a balanced portfolio in accordance with our contracting framework

•	profitably producing from our tier-one assets and aligning our production decisions with our contract portfolio and market signals

•	being financially disciplined to allow us to self-manage risk

•

exploring other opportunities within the fuel cycle, which align with our commitment to responsibly and sustainably manage our business and increase our contributions to global climate change solutions

We expect our strategy will allow us to increase long-term value, and we will execute it with an emphasis on safety, people and the environment.

Our vision – “Energizing a clean-air world” – recognizes that we have an important role to play in enabling the vast reductions in global greenhouse gas emissions required to achieve a resilient net-zero carbon economy. We are invested across the nuclear fuel cycle. Our uranium and fuel services products are used around the world in the generation of safe, carbon-free, affordable, base-load nuclear energy. In addition, we are exploring other opportunities within the fuel cycle, which align well with our commitment to responsibly and sustainably manage our business and to increase our contributions to global climate change solutions. These opportunities include investments such as our recently announced plans to acquire a 49% interest in Westinghouse Electric Company (Westinghouse), as well as emerging and non-traditional opportunities such as our investment in Global Laser Enrichment LLC (GLE). It also included the non-binding arrangements we have signed to explore several areas of cooperation to advance the commercialization and deployment of small modular reactors in Canada and around the world.

We believe we have the right strategy to achieve our vision and we will do so in a manner that reflects our values. For over 30 years, we have been delivering our products responsibly. Building on that strong foundation, we remain committed to our efforts to transform our own, already low, greenhouse gas footprint in our ambition to reach net-zero emissions, and identifying and addressing the environmental, social and governance (ESG) risks and opportunities that we believe may have a significant impact on our ability to add long-term value for our stakeholders.

You can read more about our strategy in our 2021 annual MD&A and our approach to ESG in our 2021 ESG report.

Strategy in action

In the current environment, we consider the risk to uranium supply greater than the risk to uranium demand and believe it is creating a renewed focus on ensuring availability of long-term supply to fuel nuclear reactors. In addition, the risk has been heightened by recent geopolitical events, which have highlighted concerns about the security of supply coming from certain regions in our industry.

With the heightened supply risk caused by geopolitical uncertainty, utilities are evaluating their nuclear fuel supply chains. Our utility customers’ nuclear power plants continue to be part of the critical infrastructure needed to guarantee the availability of 24-hour electricity to run hospitals, care facilities and other essential services. Our customers are going to need nuclear fuel supplies. As a reliable, commercial supplier, with nuclear fuel assets in geopolitically stable jurisdictions, we are focused on working with our customers to secure long-term commitments that will underpin the long-term operation of our productive capacity and that will help de-risk their nuclear fuel supply chains, allowing them to continue to provide carbon-free baseload electricity.

2022 THIRD QUARTER REPORT    7

Interest by third parties in contracting with us for the supply of our uranium and fuel services remains strong. Utilities continue to be focused on ensuring they have the conversion and enrichment services they require secured under long-term contracts. As a result, we are seeing prices for conversion at historic highs and have been focused on negotiating long-term supply terms arrangements with customers to meet their increased demand. Year-to-date, we have added to our long-term contract portfolio more than 50 million pounds in our uranium segment and more than 7 million kgU UF6 conversion in our fuel services segment.

In addition, we have advanced contracting discussions for about 27 million pounds of long-term uranium business and 7.5 million kgU of conversion services from initiation to accepted. Key commercial terms, such as pricing mechanism, volume and tenor have been agreed to, but contracts are subject to finalization. Once all contracts are finalized, the total volume of uranium successfully contracted since the beginning of 2022 is expected to be about 77 million pounds, and the total volume of conversion services contracted is expected to be about 14.5 million kgU. Finalization of these contracts may or may not occur in this calendar year.

Our pipeline of contract discussions remains large and we expect to see more long-term demand to come to the market. We will continue to exercise strategic patience in our contracting activity. As we continue to build our contract portfolio, the primary driver for our contracting activity is value. The spot market for uranium fuel is not the fundamental market. Historically, most uranium fuel has been bought under long-term contracts. We recognize that in our business real value is created by building a long-term contract portfolio that supports the operation of our productive assets, provides exposure to increasing prices and provides downside protection. Therefore, to create long-term value, we manage our contract portfolio with a long-term view, layering in volumes over time and in accordance with market conditions. Currently, in our uranium segment our preference is for market-related pricing mechanisms however there are other factors we consider including, the duration of the contract, volumes, product form, region and customer to ensure we have a diversified portfolio. In this environment, contracts may contain hybrid pricing mechanisms, a mix of fixed-price (escalated to the time of delivery) and market-related, that reflect current market conditions. As the market continues to transition, we expect to continue to place our uranium and UF6 conversion services under long-term contracts and to meet rising demand with production from our best margin operations. We will continue to adjust our actions based on market signals and our contract portfolio with the intent of being able to self-manage risk, and to capture long-term value.

We continue to make progress on the next phase of our supply discipline strategy. Our plan includes both McArthur River/Key Lake and Cigar Lake operating at less than licensed capacity starting in 2024. Starting in 2024, it is our plan to produce 15 million pounds per year (100% basis) at McArthur River/Key Lake, 40% below the annual licensed capacity of the operation. At that time, we plan to reduce production at Cigar Lake to 13.5 million pounds per year (100% basis), 25% below its annual licensed capacity, for a combined reduction of 33% of licensed capacity at the two operations. In addition, we plan to keep our tier-two assets on care and maintenance. Production at Inkai will continue to follow the planned 20% reduction until the end of 2023. This remains our current production plan, once again demonstrating that we are a responsible supplier of uranium fuel. Continued contracting success and further improvements in the uranium market will be the key to enable us to make production planning decisions that will get us back to operating at our tier-one run rate.

The restart activities at McArthur River and Key Lake continue to progress with first production coming from the mill expected later in the fourth quarter of 2022. During the quarter we continued to advance the recruitment, training and operational readiness activities at the McArthur River mine and Key Lake mill. We expensed the operational readiness costs directly to cost of sales, which totaled approximately $51 million during the quarter. We continue to expect up to 2 million pounds of production (100% basis) this year. See Q3 Uranium updates for more information.

We continue to meet our sales commitments from a combination of production, inventory and purchases. In the third quarter, we produced 2.0 million pounds of uranium at Cigar Lake and purchased 4.6 million pounds. The average unit cost of our purchases was $46.25 per pound ($35.99 per pound (US)). We have continued to utilize some of the uranium we previously secured under long-term fixed-price purchase arrangements. The arrangements were put in place for risk mitigation and were made in a lower price environment for delivery in the 2025 through 2028 timeframe. With McArthur River/Key Lake returning to operation, and the planned reduction in Cigar Lake production extending its mine life, our need for these pounds to mitigate risk has been reduced. We will continue to balance this activity with our spot market purchases. See Financial results by segment – Uranium starting on page 26 for more information.

8    CAMECO CORPORATION

Thanks to the disciplined execution of our strategy on all three fronts – operational, marketing and financial – we expect to have the financial capacity to execute our strategy. As of September 30, 2022, we had $1.3 billion in cash and cash equivalents, and short-term investments and $1.0 billion in long-term debt. In addition, we have a $1.0 billion undrawn credit facility.

We expect our cash balances and operating cash flows to meet our capital requirements during 2022. Our balance sheet remains strong, and we believe we are well positioned to self-manage risk. With the Supreme Court of Canada’s dismissal of Canada Revenue Agency’s (CRA) application for leave, the dispute for the 2003 through 2006 tax years is fully and finally resolved in our favour. Furthermore, we are confident the courts would reject any attempt by CRA to utilize the same or similar positions and arguments for the other tax years currently in dispute (2007 through 2014) and believe CRA should return the $778 million in cash and letters of credit we have been required to pay or otherwise secure for those years. However, timing of any further payments is uncertain.

We expect to maintain the financial strength and flexibility to continue to execute on our strategy, while continuing to navigate by our investment grade rating. We expect to adhere to our conservative financial management principles by maintaining liquidity through a strong cash balance and undrawn revolving credit facility to allow us to continue to self-manage risk; to be disciplined by planning production in conjunction with contracting success and market opportunities; and to take advantage of value-adding growth opportunities.

Subsequent event; proposed acquisition of Westinghouse

Following the quarter, as announced on October 11, 2022, we entered into a strategic partnership with Brookfield Renewable Partners (Brookfield Renewable) and its institutional partners to acquire Westinghouse, a global provider of mission-critical and specialized technologies, products and services across most phases of the nuclear power sector. Brookfield Renewable, with its institutional partners, will beneficially own a 51% interest in Westinghouse and Cameco will beneficially own 49%. Bringing together Cameco’s expertise in the nuclear industry with Brookfield Renewable’s expertise in clean energy positions nuclear power at the heart of the energy transition and creates a powerful platform for strategic growth across the nuclear sector.

Westinghouse’s history in the energy industry stretches back over a century, during which time the company became a pioneer in nuclear energy.

Westinghouse is organized in three business segments:

•

Operating Plant Services: Long-term contracting for the manufacturing and installation of fuel assemblies and other ancillary equipment across multiple light water reactor technologies. Westinghouse provides recurring services for outages and maintenance, engineering solutions, and replacement components and parts.

•	Energy Systems: Designing, engineering and supporting the development of new nuclear reactors.

•	Environmental Services: Services to government and commercial customers that support nuclear sustainability, environmental stewardship and remediation

The largest business segment is Operating Plant Services, which accounted for approximately $2.7 billion (US) or about 81% of Westinghouse’s total 2021 revenue of approximately $3.3 billion (US). This segment is built on long-term customer relationships. These customers seek solutions to ensure their reactors operate efficiently and reliably and therefore results in predictable revenue streams.

The acquisition of Westinghouse will be through a strategic partnership with Brookfield Renewable in the form of a limited partnership that will allow each of us to further participate in and support the growing momentum for nuclear energy. The board of directors of the general partner of the limited partnership will consist of six directors, three appointed by Cameco and three appointed by Brookfield Renewable. Decision-making by the board of the general partnership will correspond to percentage ownership interests in the limited partnership (51% Brookfield Renewable and 49% Cameco). There are a number of significant decisions that require the presence and support of both Cameco and Brookfield Renewable appointees to the board as long as certain ownership thresholds are met. These “reserved” matters will include decisions such as the approval of the annual budget, entering into material contracts, the making of significant investments, entering into new lines of business and related-party transactions. We expect to account for our share of the investment using the equity method.

2022 THIRD QUARTER REPORT    9

We expect the acquisition to:

•

expand our participation in the nuclear fuel value chain. The acquisition is expected to complement our high-quality, tier-one uranium assets and fuel services, including CANDU fuel manufacturing for heavy water reactors with Westinghouse’s global nuclear fuel and plant services platform for light water reactors, which we expect will augment and expand our ability to meet the growing demand for nuclear fuel supplies and services that are reliable and secure;

•

be accretive to our cash flow after the closing, and prior to considering new revenue opportunities and to complement our existing business. Based on Westinghouse’s strong long-term customer relationships, the service type model of the Operating Plant Services segment and resulting reliable revenue streams we expect it to generate stable cash flow, to fund its approved annual operating budget and provide quarterly distributions to the partners after the closing;

•

create new revenue opportunities for us by expanding our ability to satisfy existing and new customer needs. In addition to Westinghouse’s contribution to our financial results, the acquisition is expected to result in up to $50 million in additional revenue for Cameco in the year following the closing of the transaction and to result in additional revenue opportunities for us in the future from new customers and existing customers seeking a fully fabricated fuel supply option; and

•

maintain our strong balance sheet through a disciplined funding strategy designed to enhance our financial strength. At the same time, we expect to continue to execute on our strategy and provide a platform for further growth, expanding our reach in an industry that has historically performed well during varying macroeconomic environments due to the baseload nature of nuclear power and its strong customer base.

WESTINGHOUSE NON-GAAP MEASURES

We have derived the following summary financial information from Westinghouse’s annual and interim consolidated financial statements, which are reported in US dollars and prepared in accordance with US generally accepted accounting principles (GAAP). Since the transaction has not closed and ownership has not transferred, we will not update this information on a quarterly basis. We will evaluate the appropriate and required disclosures when the acquisition closes, assuming all regulatory and other approvals are received.

Adjusted EBITDA, adjusted free cash flow, adjusted EBITDA margin and adjusted free cash flow margin are measures that do not have a standardized meaning or a consistent basis of calculation under GAAP (non-GAAP measure). These measures are used by Cameco and other users, including our lenders and investors, to assess Westinghouse’s results of operations from a management perspective without regard to its capital structure. We believe that these measures are useful to management, lenders, and investors in assessing the underlying performance of Westinghouse’s ongoing operations and its ability to generate cash flows to fund its cash requirements.

Westinghouse’s adjusted EBITDA is defined as its net income, adjusted for the impact of certain expenses, costs, charges or benefits incurred in such period which are either not indicative of underlying business performance or that impact the ability to assess the operating performance of its business. Westinghouse may realize similar gains or incur similar expenditures in the future. The other measures are defined in the table below.

Adjusted EBITDA, adjusted free cash flow, adjusted EBITDA margin and adjusted free cash flow margin are specified financial measures and should not be considered in isolation or as a substitute for financial information prepared according to GAAP. Other companies may calculate these measures differently, so you may not be able to make a direct comparison to similar measures presented by other companies.

10    CAMECO CORPORATION

The following financial information of Westinghouse has been prepared by us and is derived from (i) Westinghouse’s annual consolidated financial statements as at and for the years ended December 31, 2019, 2020 and 2021 and (ii) Westinghouse’s interim consolidated financial statements as at and for the six-months ended June 30, 2021 and 2022 which are reported in US dollars and prepared in accordance with US GAAP. The following table provides a reconciliation of Westinghouse’s net income to adjusted EBITDA, adjusted free cash flow, adjusted EBITDA margin and adjusted free cash flow margin for the years ended December 31, 2019, 2020 and 2021 and for the twelve-month period ended June 30, 2022:

($US MILLIONS)	LTM ENDED JUNE 30, 2022	2021	2020	2019
Net income	559	126	42	26

Depreciation and amortization	299	303	289	284
Interest costs (net, including accretion)	183	186	221	243
Income tax (recovery)	(433)	(17)	15	(6)
Restructuring and acquisition related expenses	89	67	70	97
Gain (loss) on disposal of fixed assets	(1)	7	5	(9)
Non-operating income	(1)	—	(3)	(36)
Impact of derivative instruments	12	2	(20)	—
Other non-operating items	(7)	21	28	13
Adjusted EBITDA	701	695	646	613
Capital expenditures	145	154	133	138
Revenue	3,273	3,286	3,275	3,350
Adjusted free cash flow (adjusted EBITDA - capital expenditures)	556	541	513	475
Adjusted EBITDA margin (adjusted EBITDA/revenue)	21%	21%	20%	18%
Adjusted free cash flow margin (adjusted free cash flow/adjusted EBITDA)	79%	78%	79%	78%
Calculations may not compute due to rounding

The total enterprise purchase price for the acquisition is $7.875 billion (US), which includes an assumption of an estimated $3.4 billion (US) of debt which will remain with Westinghouse, and which is subject to customary purchase price adjustments. The remainder of the purchase price will be paid by approximately $4.5 billion (US) of aggregate cash contributions, our share of which will be approximately $2.2 billion (US).

Concurrently with the execution of the acquisition agreement, we secured commitments that provide for a $1 billion (US) bridge loan facility and $600 million (US) in term loans. Following the announcement, we undertook a $650 million (US) bought deal offering of common shares, with an underwriter option to purchase additional shares. The offering closed on October 17, 2022, providing us with gross proceeds of approximately $747.6 million (US) including the underwriters’ exercise of the option to purchase additional shares in full. With the proceeds from the offering that closed on October 17, 2022, and based on current uncertainty in the global macroeconomic environment and the success we are having in adding new long-term business, at this time, we do not intend to issue additional equity to fund our portion of the purchase price for the Westinghouse acquisition. As of the closing of the bought deal offering, the bridge loan facility was reduced to $280 million (US). The debt facilities will remain undrawn until closing of the acquisition. The bridge facility, if funded, will mature 364 days after the acquisition closing date, and the term loans consisting of two tranches of $300 million (US) each, are expected to mature two years and three years after the acquisition closes.

The acquisition is expected to close in the second half of 2023 and is subject to the approval by a majority of Brookfield Business Partners minority unitholders, customary closing conditions and certain regulatory approvals. The final financing is not required until close of the acquisition and will be determined based on market conditions and the expected run rate of our business at that time. We expect a permanent financing mix of capital sources, including cash, debt and equity, designed to preserve our balance sheet and ratings strength, while maintaining healthy liquidity.

2022 THIRD QUARTER REPORT    11

Caution about forward-looking information relating to the Westinghouse acquisition

This discussion of our expectations for the Westinghouse acquisition, including sources and uses of financing for the acquisition, timeline for the acquisition, including anticipated closing date, expected benefits, and our intention in respect of not issuing additional equity to fund our portion of the purchase price for the Westinghouse acquisition is forward-looking information that is based upon the assumptions and subject to the material risks discussed under the headings Caution about forward-looking information beginning on page 2, and in our October 18, 2022 material change report. The material change report is available at www.sedar.com and www.sec.gov. Actual results and events may be significantly different from what we currently expect.

Third quarter market update

The uranium spot price closed the third quarter at about $48 (US) per pound U3O8 following significant appreciation earlier in 2022. Geopolitical uncertainty, which started with unrest in Kazakhstan in early-January and was amplified by the Russian invasion of Ukraine in late-February has created security of supply concerns. This uncertainty has led many governments and utilities to re-examine supply chains and procurement strategies that are reliant on nuclear fuel supplies coming out of Russia. Currently, the global nuclear industry relies on Russia for approximately 14% of its supply of uranium concentrates, 27% of conversion supply and 39% of enrichment capacity.

The geopolitical situation driven by Russia’s invasion of Ukraine has created transportation risk in the region. Sanctions on Russia, government restrictions, and the restrictions on and cancellations of some cargo insurance coverage create uncertainty about the reliability of fuel supply shipments from Central Asia.

As a result of the geopolitical uncertainty, we have seen pressure on prices in all segments of the nuclear fuel cycle. The uranium spot price is up over 15% and the long-term price is up 19% since the beginning of the year. The conversion spot price is up 136% and the long-term price is up 49%, while enrichment spot prices are up 67% this year.

Despite the recent increase in prices across most segments of the fuel cycle, years of underinvestment in new production capacity has shifted risk from producers to utilities. In addition to the decisions many producers, including the lowest-cost producers, have made to preserve long-term value by leaving uranium in the ground or idling capacity, there have been a number of unplanned supply disruptions related to the impact of the COVID-19 pandemic and associated supply chain challenges on uranium mining and processing activities. In addition, not only are there the transportation risks as a result of geopolitical uncertainty, the risk of transport disruptions for Class 7 nuclear material continues due to global supply chain challenges. Uranium is a highly trade-dependent commodity. Adding to security of supply concerns is the role of commercial and state-owned entities in the uranium market, and trade policies that highlight the disconnect between where uranium is produced and where it is consumed. Nearly 80% of primary production is in the hands of state-owned enterprises, over 70% comes from countries that consume little-to-no uranium and nearly 90% of consumption occurs in countries that have little-to-no primary production. As a result, government-driven trade policies and, more recently, actions taken in response to Russia’s invasion of Ukraine, can be particularly disruptive for the uranium market. Some of the more significant developments affecting supply in the quarter and to date are:

•

On August 16, President Biden signed the Inflation Reduction Act of 2022 (IRA) into law. Through $369 billion (US) in tax incentives and other investments, IRA is the most consequential federal legislation ever enacted to address climate change. The IRA includes significant support for nuclear power with the establishment of a Production Tax Credit to support existing nuclear reactors and also provides $700 million (US) to incentivize the development of domestic sources of high-assay low-enriched uranium. This support comes in addition to the proposal for at least $3.5 billion (US) being considered by the Department of Energy and Congress to bolster the supply of low-enriched uranium, conversion services and uranium to eliminate US dependence on Russian nuclear fuel imports.

•

Kazatomprom (KAP) announced in August its plan to produce 10% below its total Subsoil Use Contracts level in 2024. This plan is expected to result in increased production in Kazakhstan of about 5 million to 8 million pounds U3O8 in 2024 compared to in 2023, bringing total expected annual uranium production to about 65 million pounds. KAP stated the decision was based on its contracting progress but that it may still face significant challenges to any increase above current production levels due to the current state of global supply chains.

•

KATCO, the joint venture between Orano Mining and KAP, was granted a new mining permit for a parcel of the Muyunkum uranium deposit bringing total estimated uranium reserves to about 120 million pounds U3O8. Orano stated production could be limited to approximately 65% of nominal capacity for the next two years given work needed to bring the new parcel on stream, with an estimated return to its full production level of about 10.4 million pounds U3O8 in 2026 at the earliest.

12    CAMECO CORPORATION

•

Orano announced plans to increase its enrichment production capacity by 30%, which could involve an extension of the Georges-Besse II plant located in Tricastin. The cost of the project is estimated at $970M (US).

•

GLE made progress with the first full-scale laser system module, successfully completing eight months of testing in Australia. The system, which was developed by Silex Systems Ltd for deployment in GLE’s commercial pilot demonstration facility has been delivered to GLE’s facility in the US.

According to the International Atomic Energy Agency, there are currently 427 reactors operating globally and 56 reactors under construction. With a number of reactor construction projects recently approved, and many more planned, the demand for uranium continues to improve. There is growing recognition of the role nuclear must play in providing safe, affordable, carbon-free baseload electricity that achieves a low-carbon economy while being a reliable energy source to help countries diversify away from Russian energy. Further evidence of the important role for nuclear in the clean energy transition is the ongoing energy crisis due to natural gas shortages, soaring prices and a lack of diversified supply or reliance on state-owned supply. These factors are highlighting that energy policy needs to balance three main objectives: providing a clean emissions profile; providing a reliable and secure baseload profile; and providing an affordable levelized cost profile. Momentum is also building for non-traditional commercial uses of nuclear power such as the development of small modular reactors (SMRs) and advanced reactors, with numerous companies and countries pursuing projects. Longer term, these projects have the potential to open up new fuel cycle opportunities and demand for uranium. In the medium-term, reactor life extensions are adding demand and in the near-term unplanned demand has come from junior uranium companies and financial funds purchasing in the spot market. Policy decisions to support the continued operation of existing reactors is also increasing near-term demand. Some of the more significant developments affecting demand in the quarter and to date are:

•

Sprott Physical Uranium Trust (SPUT) purchased about 2 million pounds U3O8 from July to September bringing total purchases since inception to over 40 million pounds U3O8. The challenging equity markets in recent months have contributed to SPUT shares trading at a discount to net asset value, impacting its ability to raise funds to purchase uranium.

•

The United Nations Economic Commission for Europe (UNECE) put out a report “Carbon Neutrality in the UNECE Region: Technology Interplay under the Carbon Neutrality Concept” which identified the need for global nuclear energy capacity to triple by 2050 in order to fully decarbonize through production of clean hydrogen and the adoption of advanced SMRs.

•

China announced plans to accelerate new nuclear projects to combat future electricity shortages, indicating it could raise the number of new reactor construction approvals to ten or more per year. In 2022, there have now been ten new reactor build approvals.

•

Japan’s Prime Minister Kishida pledged to have up to 17 reactors restarted by the summer of 2023 and has asked the government to study the possibility of adding new advanced reactors. In addition, Japan’s nuclear regulator recently confirmed plans to remove regulations that limit the operating life of nuclear power plants to a maximum of 60 years.

•

South Korea announced its 2030 draft energy plan that includes an increase to nuclear power’s share of its energy mix from 30% to 33%, while reducing solar and wind power. In addition, nuclear power has now been included in its green taxonomy, reversing the previous administration’s stance.

•

In France, the government and regulator are working on conditions to extend the operating lives of existing reactors and are planning an “industrial build” program with the start of construction around 2028 for the first two of six new European Pressurized Reactors (EPR) and with plans for eight additional EPRs in the future. The government has also pledged to quickly restart 25 reactors currently offline for maintenance and technical issues with a target to have 50 of 56 French reactors in operation by year end.

•

Sweden’s right-wing parties combined to form a newly elected majority government and immediately updated their energy policy to be more pro-nuclear. They cited a significant shift away from the previous focus on renewables, changing the previous goal of “100% renewable” electricity by 2040 to “100% fossil free electricity” and are making legislative changes to allow for construction of new nuclear power plants.

•	Belgium shut down its Doel-3 nuclear reactor in September, but government officials are now looking at how to potentially restart the reactor to help mitigate the current energy crisis.

•	Chancellor Olaf Scholz has ordered the life extension of Germany’s three remaining reactors until mid-April 2023, keeping them on stand-by due to energy concerns.

•	Egypt began construction on the first of four Russian-built VVER 1200 reactors, at the El-Dabaa Power Plant as the government looks to accelerate the project.

2022 THIRD QUARTER REPORT    13

•	In California, Governor Newsom signed a bill seeking to extend operations at the Diablo Canyon Power Plant for five years beyond its current licence, which expires in 2025.

•

Holtec International announced potential plans to restart the Palisades nuclear plant in Michigan, which was prematurely retired in May, taking advantage of loans and tax credits provided in the newly-signed IRA.

•

Southern Company announced fuel loading began in October for Vogtle unit 1, the first of two 1250 MWe AP1000’s under construction in Georgia. The company also confirmed its plans to apply to have the operating licences for its Edwin and Hatch nuclear reactors extended to 80 years. Tennessee Valley Authority announced similar plans for the extension of their Browns Ferry reactor in Alabama.

•	Mexico’s Laguna Verde nuclear plant has been granted 30-year operating life extensions for its two units.

•

In Finland, Teollisuuden Voima Oyj announced Olkiluoto 3, the 1,600 MWe EPR, reached full power on September 30, 2022. Commissioning testing remains ongoing with regular electricity production scheduled to start in December 2022.

•

Ontario Power Generation (OPG) signed an agreement with X-energy to examine deploying their Xe-100 SMR’s. In addition, OPG issued a $300 million Nuclear Green Bond, a first-of-its-kind for the company and part of its commitment to be net zero by 2040. The funds are to be used to finance the refurbishment at its Darlington plant, where extensions to four of the site’s six units was recently announced, enabling them to operate for a further 30 years.

Caution about forward-looking information relating to the nuclear industry

This discussion of our expectations for the nuclear industry, including its growth profile, uranium supply and demand, and reactor growth is forward-looking information that is based upon the assumptions and subject to the material risks discussed under the heading Caution about forward-looking information beginning on page 2.

Industry prices at quarter end

	SEP 30 2022	JUN 30 2022	MAR 31 2022	DEC 31 2021	SEP 30 2021	JUN 30 2021
Uranium ($US/lb U3O8)[1]
Average spot market price	48.38	49.75	58.20	42.05	42.60	32.25
Average long-term price	51.00	51.50	49.00	42.75	42.50	33.50
Fuel services ($US/kgU as UF6)[1]
Average spot market price
North America	38.00	32.75	26.63	16.10	17.50	20.25
Europe	38.00	32.75	26.63	16.10	17.50	19.75
Average long-term price
North America	26.75	26.25	22.50	18.00	18.50	18.00
Europe	27.00	26.50	22.50	18.00	18.50	18.00
Note: the industry does not publish UO2 prices.

[1]	Average of prices reported by TradeTech and UxC LLC (UxC)

On the spot market, where purchases call for delivery within one year, the volume reported by UxC for the third quarter of 2022 was 9 million pounds U3O8 equivalent, compared to 38 million pounds U3O8 equivalent contracted in the third quarter of 2021. Volume through the first nine months of 2022 was 47 million pounds U3O8 equivalent, compared to about 76 million pounds U3O8 equivalent over the same period in 2021. As of September 30, 2022, the average reported spot price was $48.38 (US) per pound, a decrease of $1.37 (US) per pound from the previous quarter. Prices remain down from the first quarter when spot prices had reached a 10-year high due to purchases by financial funds, unrest in Kazakhstan and the Russian invasion of Ukraine.

Long-term contracts usually call for deliveries to begin more than two years after the contract is finalized, and use a number of pricing formulas, including fixed prices escalated over the term of the contract, and market referenced prices quoted near the time of delivery. Long-term contracting reported by UxC for the first nine months of 2022 was about 80 million pounds U3O8 equivalent, up from about 53 million pounds U3O8 equivalent reported over the same period in 2021. The average reported long-term price at the end of the quarter was $51.00 (US) per pound U3O8 equivalent, a decrease of $0.50 (US) per pound from the previous quarter.

14    CAMECO CORPORATION

The Russian invasion of Ukraine and resulting trade restrictions had a significant impact on UF6 conversion prices. In 2022, spot UF6 conversion prices for North American delivery have increased by almost $22.00 (US) per kilogram uranium as UF6 due to limited capacity, further tightened by the threat of Russian restrictions. Long-term prices have increased by $8.75 (US) per kilogram uranium as UF6 in 2022. The average reported spot price at the end of the quarter was $38.00 (US) per kilogram uranium as UF6, up $5.25 (US) from the previous quarter. Long-term UF6 conversion prices finished the quarter at $26.75, up $0.50 (US) from the previous quarter.

Financial results

This section of our MD&A discusses our performance, financial condition and outlook for the future.

In the second quarter, we along with Orano acquired Idemitsu Canada Resources Ltd.’s 7.875% participating interest in the Cigar Lake Joint Venture. Our ownership stake in Cigar Lake now stands at 54.547%, 4.522 percentage points higher than it was prior to the transaction. Effective May 19, we have reflected our share of production and financial results based on this new ownership stake.

Consolidated financial results

HIGHLIGHTS	THREE MONTHS ENDED SEPTEMBER 30			NINE MONTHS ENDED SEPTEMBER 30
($ MILLIONS EXCEPT WHERE INDICATED)	2022	2021	CHANGE	2022	2021	CHANGE
Revenue	389	361	8%	1,344	1,010	33%
Gross profit (loss)	25	(26)	>100%	168	(54)	>100%
Net earnings (losses) attributable to equity holders	(20)	(72)	72%	105	(114)	>100%
$ per common share (basic)	(0.05)	(0.18)	72%	0.26	(0.29)	>100%
$ per common share (diluted)	(0.05)	(0.18)	72%	0.26	(0.29)	>100%
Adjusted net earnings (losses) (non-IFRS, see page 16)	10	(54)	>100%	100	(121)	>100%
$ per common share (adjusted and diluted)	0.03	(0.14)	>100%	0.25	(0.30)	>100%
Cash provided by (used in) operations (after working capital changes)	(47)	203	>(100)%	227	399	(43)%

2022 THIRD QUARTER REPORT    15

NET EARNINGS

The following table shows what contributed to the change in net earnings and adjusted net earnings (non-IFRS measure, see page 16) in the third quarter and the first nine months of 2022, compared to the same periods in 2021.

		THREE MONTHS ENDED SEPTEMBER 30		NINE MONTHS ENDED SEPTEMBER 30
	($ MILLIONS)	IFRS	ADJUSTED	IFRS	ADJUSTED
	Net losses - 2021	(72)	(54)	(114)	(121)

	Change in gross profit by segment
(We calculate gross profit by deducting from revenue the cost of products and services sold, and depreciation and amortization (D&A), net of hedging benefits)

Uranium	Higher (lower) sales volume	7	7	(6)	(6)
	Higher realized prices ($US)	92	92	297	297
	Foreign exchange impact on realized prices	10	10	19	19
	Higher costs	(60)	(60)	(95)	(95)
	Change – uranium	49	49	215	215
Fuel services	Lower sales volume	(2)	(2)	(12)	(12)
	Higher realized prices ($Cdn)	16	16	29	29
	Higher costs	(15)	(15)	(14)	(14)
	Change – fuel services	(1)	(1)	3	3
	Other changes
	Higher administration expenditures	(21)	(21)	(53)	(53)
	Higher exploration expenditures	—	—	(2)	(2)
	Change in reclamation provisions	23	1	47	3
	Higher (lower) earnings from equity-accounted investee	(2)	(2)	45	45
	Change in gains or losses on derivatives	(57)	(8)	(98)	(11)
	Change in foreign exchange gains or losses	38	38	68	68
	Canadian Emergency Wage Subsidy in 2021	—	—	(21)	(21)
	Bargain purchase gain on CLJV ownership interest increase	—	—	23	—
	Change in income tax recovery or expense	23	8	(9)	(27)
	Other	—	—	1	1

	Net earnings (losses) - 2022	(20)	10	105	100

See Financial results by segment on page 26 for more detailed discussion.

16    CAMECO CORPORATION

ADJUSTED NET EARNINGS (NON-IFRS MEASURE)

Adjusted net earnings (ANE) is a measure that does not have a standardized meaning or a consistent basis of calculation under IFRS (non-IFRS measure). We use this measure as a meaningful way to compare our financial performance from period to period. Adjusted net earnings is our net earnings attributable to equity holders, adjusted to reflect the underlying financial performance for the reporting period. We believe that, in addition to conventional measures prepared in accordance with IFRS, certain investors use this information to evaluate our performance. Adjusted net earnings is one of the targets that we measure to form the basis for a portion of annual employee and executive compensation (see Measuring our results starting on page 30 of our 2021 annual report).

In calculating ANE we adjust for derivatives. We do not use hedge accounting under IFRS and, therefore, we are required to report gains and losses on all hedging activity, both for contracts that close in the period and those that remain outstanding at the end of the period. For the contracts that remain outstanding, we must treat them as though they were settled at the end of the reporting period (mark-to-market). However, we do not believe the gains and losses that we are required to report under IFRS appropriately reflect the intent of our hedging activities, so we make adjustments in calculating our ANE to better reflect the impact of our hedging program in the applicable reporting period. See Foreign exchange starting on page 20 for more information.

We also adjust for changes to our reclamation provisions that flow directly through earnings. Every quarter we are required to update the reclamation provisions for all operations based on new cash flow estimates, discount and inflation rates. This normally results in an adjustment to an asset retirement obligation asset in addition to the provision balance. When the assets of an operation have been written off due to an impairment, as is the case with our Rabbit Lake and US ISR operations, the adjustment is recorded directly to the statement of earnings as “other operating expense (income)”. See note 9 of our interim financial statements for more information. This amount has been excluded from our ANE measure.

The bargain purchase gain that was recognized when we acquired our pro-rata share of Idemitsu Canada Resources Ltd.’s 7.875% participating interest in the Cigar Lake Joint Venture has also been removed in calculating ANE since it is non-cash, non-operating and outside of the normal course of our business. The gain was recorded in the statement of earnings as part of “other income (expense)”.

Adjusted net earnings is non-IFRS financial measure and should not be considered in isolation or as a substitute for financial information prepared according to accounting standards. Other companies may calculate this measure differently, so you may not be able to make a direct comparison to similar measures presented by other companies.

The following table reconciles adjusted net earnings with net earnings for the third quarter and first nine months of 2022 and compares it to the same periods in 2021.

	THREE MONTHS ENDED MARCH 31		NINE MONTHS ENDED SEPTEMBER 30
($ MILLIONS)	2022	2021	2022	2021
Net earnings (losses) attributable to equity holders	(20)	(72)	105	(114)

Adjustments
Adjustments on derivatives	75	26	95	8
Adjustments to other operating expense (income)	(24)	(2)	(62)	(18)
Adjustment to other income	—	—	(23)	—
Income taxes on adjustments	(21)	(6)	(15)	3

Adjusted net earnings (losses)	10	(54)	100	(121)

2022 THIRD QUARTER REPORT    17

Quarterly trends

HIGHLIGHTS	2022			2021				2020
($ MILLIONS EXCEPT PER SHARE AMOUNTS)	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4
Revenue	389	558	398	465	361	359	290	550

Net earnings (losses) attributable to equity holders	(20)	84	40	11	(72)	(37)	(5)	80

$ per common share (basic)	(0.05)	0.21	0.10	0.03	(0.18)	(0.09)	(0.01)	0.20
$ per common share (diluted)	(0.05)	0.21	0.10	0.03	(0.18)	(0.09)	(0.01)	0.20

Adjusted net earnings (losses) (non-IFRS, see page 16)	10	72	17	23	(54)	(38)	(29)	48

$ per common share (adjusted and diluted)	0.03	0.18	0.04	0.06	(0.14)	(0.10)	(0.07)	0.12
Cash provided by (used in) operations (after working capital changes)	(47)	102	172	59	203	152	45	257

Key things to note:

•

the timing of customer requirements, which tend to vary from quarter to quarter, drives revenue in the uranium and fuel services segments, meaning quarterly results are not necessarily a good indication of annual results due to seasonal variability

•

net earnings do not trend directly with revenue due to unusual items and transactions that occur from time to time. We use adjusted net earnings, a non-IFRS measure, as a more meaningful way to compare our results from period to period (see page 16 for more information).

•	cash from operations tends to fluctuate as a result of the timing of deliveries and product purchases in our uranium and fuel services segments

The following table compares the net earnings and adjusted net earnings for the first quarter to the previous seven quarters.

HIGHLIGHTS	2022			2021				2020
($ MILLIONS EXCEPT PER SHARE AMOUNTS)	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4
Net earnings (losses) attributable to equity holders	(20)	84	40	11	(72)	(37)	(5)	80

Adjustments
Adjustments on derivatives	75	31	(11)	5	26	(9)	(9)	(43)
Adjustments to other operating expense (income)	(24)	(19)	(19)	10	(2)	6	(22)	—
Adjustment to other income	—	(23)	—	—	—	—	—	—
Income taxes on adjustments	(21)	(1)	7	(3)	(6)	2	7	11

Adjusted net earnings (losses) (non-IFRS, see page 16)	10	72	17	23	(54)	(38)	(29)	48

18    CAMECO CORPORATION

Corporate expenses

ADMINISTRATION

	THREE MONTHS ENDED SEPTEMBER 30			NINE MONTHS ENDED SEPTEMBER 30
($ MILLIONS)	2022	2021	CHANGE	2022	2021	CHANGE
Direct administration	38	27	41%	105	82	28%
Stock-based compensation	23	13	77%	34	35	(3)%
Reversal (recovery) of fees related to CRA dispute	—	—	—	4	(27)	(115)%

Total administration	61	40	53%	143	90	59%

Direct administration costs were $11 million higher for the third quarter of 2022 compared to the same period last year, and $23 million higher for the first nine months due to higher costs as a result of digital initiatives. Stock-based compensation in the third quarter of 2022 was $10 million higher as compared to the same quarter in 2021 due to the increase in our share price from the comparative period. See note 17 to the financial statements. In 2021, we recorded $27 million as a reduction to administration costs to reflect the amounts owing to us for legal fees and disbursements for costs as was awarded to us by the Tax Court of Canada (Tax Court) and nominal cost awards related to the Federal Court of Appeal (Court of Appeal) hearing and Supreme Court of Canada (Supreme Court) application. In the first quarter we adjusted this amount by $4 million to reflect the actual disbursements for costs awarded by the Tax Court.

EXPLORATION AND RESEARCH & DEVELOPMENT

In the third quarter, uranium exploration expenses were $3 million, unchanged from the third quarter of 2021. Exploration expenses for the first nine months of the year increased by $2 million compared to 2021, to $8 million.

We also had research and development expenditures in the third quarter of $3 million, an increase of $1 million from the third quarter of 2021. Research and development expenses for the first nine months of the year increased by $4 million compared to 2021, to $9 million. The expenses were mainly related to our investment in GLE.

INCOME TAXES

We recorded an income tax recovery of $25 million in the third quarter of 2022, compared to a recovery of $2 million in the third quarter of 2021.

In the first nine months of 2022, we recorded no income tax expense compared to a recovery of $9 million in 2021.

	THREE MONTHS ENDED SEPTEMBER 30		NINE MONTHS ENDED SEPTEMBER 30
($ MILLIONS)	2022	2021	2022	2021
Net earnings (loss) before income taxes
Canada	(87)	2	79	5
Foreign	42	(77)	26	(128)

Total net earnings (loss) before income taxes	(45)	(75)	105	(123)

Income tax recovery
Canada	(27)	(1)	(5)	(9)
Foreign	2	(1)	5	—

Total income tax expense	(25)	(2)	—	(9)

TRANSFER PRICING DISPUTE

Background

Since 2008, CRA has disputed our marketing and trading structure and the related transfer pricing methodology we used for certain intercompany uranium sale and purchase agreements.

For the years 2003 to 2014, CRA shifted Cameco Europe Limited’s income (as recalculated by CRA) back to Canada and applied statutory tax rates, interest and instalment penalties, and, from 2007 to 2011, transfer pricing penalties. In addition, for 2014 and 2015, CRA has advanced an alternate reassessing position, see Reassessments, remittances and next steps below for more information.

2022 THIRD QUARTER REPORT    19

In September 2018, the Tax Court ruled that our marketing and trading structure involving foreign subsidiaries, as well as the related transfer pricing methodology used for certain intercompany uranium sales and purchasing agreements, were in full compliance with Canadian law for the tax years in question (2003, 2005 and 2006). On June 26, 2020 the Court of Appeal upheld the Tax Court’s decision.

On February 18, 2021, the Supreme Court dismissed CRA’s application for leave to appeal the June 26, 2020 decision of the Court of Appeal. The dismissal means that the dispute for the 2003, 2005 and 2006 tax years is fully and finally resolved in our favour. Although not technically binding, there is nothing in the reasoning of the lower court decisions that should result in a different outcome for the 2007 through 2014 tax years, which were reassessed on the same basis.

Refund and cost award

The total tax reassessed for the three tax years was $11 million, and we remitted 50%. The Minister of National Revenue has issued new reassessments for the 2003 through 2006 tax years in accordance with the decision and in July 2021 we received payments totaling $9 million, representing the refund of the $5.5 million we remitted plus interest.

On April 20, 2021, we received $10 million from CRA, which includes payment of the legal fees awarded by the Tax Court as well as the cost awards related to the Court of Appeal and Supreme Court decisions.

In addition, we are expecting a payment of approximately $13 million for disbursements before the end of 2022.

Reassessments, remittances and next steps

The Canadian income tax rules include provisions that generally require larger companies like us to remit or otherwise secure 50% of the cash tax plus related interest and penalties at the time of reassessment. While we have received a refund for the amounts remitted for the 2003 through 2006 reassessments as noted above, CRA continues to hold $778 million ($295 million in cash and $483 million in letters of credit) we paid or secured for the years 2007 through 2013. For the 2014 and 2015 reassessments, CRA did not require additional security to secure the tax debts they considered owing.

Following the Supreme Court’s dismissal of CRA’s application for leave to appeal, we wrote to CRA requesting reversal of CRA’s transfer pricing adjustments for 2007 through 2013 and the return of our $778 million in cash and letters of credit. Given the strength of the court decisions received, our request was made on the basis that the Tax Court would reject any attempt by CRA to defend its reassessments for the 2007 through 2013 tax years applying the same or similar positions already denied for previous years. Due to a lack of significant progress in response to our request, in October 2021, we filed a notice of appeal with the Tax Court for the years 2007 through 2013. We are asking the Tax Court to order the reversal of the CRA’s transfer pricing adjustment for those years and the return of our cash and letters of credit, with costs.

In 2020, CRA advanced an alternate reassessing position for the 2014 tax year in the event the basis for its original reassessment, noted above, is unsuccessful. In late 2021, we received a reassessment for the 2015 tax year using this alternative reassessing position. The new basis of reassessment is inconsistent with the methodology CRA has pursued for prior years and we are disputing it separately. Our view is that this alternate methodology will not result in a materially different outcome from our 2014 or 2015 filing positions. On October 12, 2022, we filed an appeal with the Tax Court for the years 2014 and 2015.

We will not be in a position to determine the definitive outcome of this dispute for any tax year other than 2003 through 2006 until such time as all reassessments have been issued advancing CRA’s arguments and final resolution is reached for that tax year. CRA may also advance alternative reassessment methodologies for years other than 2003 through 2006, such as the alternative reassessing position advanced for 2014 and 2015.

Caution about forward-looking information relating to our CRA tax dispute

This discussion of our expectations relating to our tax dispute with CRA and future tax reassessments by CRA is forward-looking information that is based upon the assumptions and subject to the material risks discussed under the heading Caution about forward-looking information beginning on page 2.

20    CAMECO CORPORATION

FOREIGN EXCHANGE

The exchange rate between the Canadian dollar and US dollar affects the financial results of our uranium and fuel services segments.

We sell the majority of our uranium and fuel services products under long-term sales contracts, which are routinely denominated in US dollars. Our product purchases are denominated in US dollars, while our production costs are largely denominated in Canadian dollars. To provide cash flow predictability, we hedge a portion of our net US/Cdn exposure (e.g. total US dollar sales less US dollar expenditures and product purchases) to manage shorter term exchange rate volatility. Our results are therefore affected by the movements in the exchange rate on our hedge portfolio, and on the unhedged portion of our net exposure.

Impact of hedging on IFRS earnings

We do not use hedge accounting under IFRS and, therefore, we are required to report gains and losses on economic hedging activity, both for contracts that close in the period and those that remain outstanding at the end of the period. For the contracts that remain outstanding, we must treat them as though they were settled at the end of the reporting period (mark-to-market).

However, we do not believe the gains and losses that we are required to report under IFRS appropriately reflect the intent of our hedging activities, so we make adjustments in calculating our ANE to better reflect the benefits of our hedging program in the applicable reporting period.

Impact of hedging on ANE

We designate contracts for use in particular periods, based on our expected net exposure in that period. Hedge contracts are layered in over time based on this expected net exposure. The result is that our current hedge portfolio is made up of a number of contracts which are currently designated to net exposures we expect in 2022 and future years, and we will recognize the gains and losses in ANE in those periods.

For the purposes of ANE, gains and losses on derivatives are reported based on the difference between the effective hedge rate of the contracts designated for use in the particular period and the exchange rate at the time of settlement. This results in an adjustment to current period IFRS earnings to effectively remove reported gains and losses on derivatives that arise from contracts put in place for use in future periods. The effective hedge rate will lag the market in periods of rapid currency movement. See Non-IFRS measures on page 16.

For more information, see our 2021 annual MD&A.

At September 30, 2022:

•

The value of the US dollar relative to the Canadian dollar was $1.00 (US) for $1.38 (Cdn), up from $1.00 (US) for $1.29 (Cdn) at June 30, 2022. The exchange rate averaged $1.00 (US) for $1.31 (Cdn) over the quarter.

•	The mark-to-market position on all foreign exchange contracts was a $67 million loss compared to a $8 million gain at June 30, 2022.

For information on the impact of foreign exchange on our intercompany balances, see note 18 to the financial statements.

2022 THIRD QUARTER REPORT    21

Outlook for 2022

Our outlook for 2022 reflects the expenditures necessary to help us achieve our strategy including the ramp-up to planned production of 15 million pounds per year (100% basis) at McArthur River/Key Lake by 2024. As in prior years, we will incur care and maintenance costs for the ongoing outage at our tier-two assets, which are expected to be between $50 million and $60 million. We also expect to incur between $15 million and $17 million per month at McArthur River/Key Lake in operational readiness costs, which will be expensed directly to cost of sales until we achieve a reasonable production rate.

We expect our business to remain resilient. From a cash perspective, we expect to continue to maintain a significant cash balance. We expect to continue to generate cash from operations. The amount of cash generated will be dependent on the timing and volume of production at the McArthur River/Key Lake operations, and the extent to which COVID related disruptions including supply chain challenges impact our operations and the magnitude and mix of spot and long-term purchases. Ongoing supply chain challenges, which we are experiencing at all our operations, could impact production for the remainder of the year. We will work to mitigate and minimize any disruptions to our operations. Therefore, our cash balance may fluctuate for the remainder of the year.

With increased sales/delivery commitments in 2023, we expect to purchase between 16 million and 18 million pounds in the uranium segment this year (previously between 14 million and 16 million pounds) in order to maintain a working inventory. Our Inkai joint venture has continued to experience delays in shipping its finished product via the Trans-Caspian route. Depending on when we receive the shipment of our share of Inkai’s 2022 production, our volume of purchases, share of earnings from this equity-accounted investee and the timing of the receipt of our share of dividends from the joint venture may be impacted.

As a result of the movement in the uranium spot price in recent months, we have updated our outlook for the anticipated uranium average realized price to $56.90 per pound (previously $56.60 per pound).

2022 FINANCIAL OUTLOOK

	CONSOLIDATED	URANIUM		FUEL SERVICES
Production (owned and operated properties)	—	up to 11 million lbs		12.5 to 13.5 million kgU
Purchases	—	16 to 18 million lbs		—
Sales/delivery volume	—	24 to 26 million lbs		10.5 to 11.5 million kgU
Revenue	$1,730-1,880 million	$1,380-1,470 million		$340-370 million
Average realized price	—	$56.90/lb		—
Average unit cost of sales (including D&A)	—	$53.50-54.50/lb	[1]	$21.50-22.50/kgU	[2]
Direct administration costs	$140-150 million	—		—
Exploration costs	—	$11 million		—
Capital expenditures	$150-175 million	—		—

[1]

Uranium average unit cost of sales is calculated as the cash and non-cash costs of the product sold, care and maintenance, operational readiness and selling costs, divided by the volume of uranium concentrates sold.

[2]	Fuel services average unit cost of sales is calculated as the cash and non-cash costs of the product sold, transportation and weighing and sampling costs, divided by the volume of products sold.

We do not provide an outlook for the items in the table that are marked with a dash.

The following assumptions were used to prepare the outlook in the table above:

•	Production – we achieve 11 million pounds of production (our share) in our uranium segment. If we do not achieve 11 million pounds, the outlook for the uranium segment may change.

•

Purchases – are based on the volumes we have already taken delivery of this year, those we currently have commitments to acquire under contract in 2022, including our JV Inkai purchases, in order to meet the sales/delivery commitments we have under contract in 2022 and to maintain a working inventory. It does not include any purchases that we may make as a result of any impact on our production rate for the remainder of the year for any reason, including disruptions caused by the COVID-19 pandemic and related supply chain challenges.

22    CAMECO CORPORATION

•	Our 2022 outlook for sales/delivery volume and revenue does not include sales between our uranium and fuel services segments.

•	Sales/delivery volume is based on the volumes already delivered this year and the remaining commitments we have to deliver under contract in 2022.

•

Uranium revenue and average realized price are based on a uranium spot price of $48.50 (US) per pound (the UxC spot price as of September 26, 2022), a long-term price indicator of $49.00 (US) per pound (the UxC long-term indicator on September 26, 2022) and an exchange rate of $1.00 (US) for $1.30 (Cdn).

•

Uranium average unit cost of sales (including D&A) is based on the expected unit cost for produced material, the planned purchases noted in the outlook at an anticipated average purchase price of about $51.10 per pound and includes care and maintenance costs of between $50 million and $60 million, and operational readiness costs of between $15 million and $17 million per month until a reasonable level of production is achieved. We expect the overall unit cost of sales could vary if there are changes in purchase volumes or the mix between spot and long-term purchases, uranium spot prices, care and maintenance costs and/or operational readiness costs in 2022.

•	Direct administration costs do not include stock-based compensation expenses or fees related to the CRA dispute. See page 18 for more information.

Our 2022 financial outlook is presented on the basis of equity accounting for our minority ownership interest in JV Inkai. Under equity accounting, our share of the profits earned by JV Inkai on the sale of its production will be included in “income from equity-accounted investees” on our consolidated statement of earnings. Our share of production will be purchased at a discount to the spot price and included at this value in inventory. In addition, JV Inkai capital is not included in our outlook for capital expenditures.

For more information on how changes in the exchange rate or uranium prices can impact our outlook see Revenue, adjusted net earnings, and cash flow sensitivity analysis below, and Foreign exchange on page 20.

REVENUE, ADJUSTED NET EARNINGS, AND CASH FLOW SENSITIVIY ANALYSIS

FOR 2022 ($ MILLIONS)		IMPACT ON:
	CHANGE	REVENUE	ANE	CASH FLOW
Uranium spot and term price[1]	$5(US)/lb increase	3	(1)	(17)
	$5(US)/lb decrease	(3)	1	17
Value of Canadian dollar vs US dollar	One cent decrease in CAD	3	3	—
	One cent increase in CAD	(3)	(3)	—

[1]	Assuming change in both UxC spot price ($48.50 (US) per pound on September 26, 2022) and the UxC long-term price indicator ($49.00 (US) per pound on September 26, 2022)

For the remainder of 2022, the volume of purchase commitments sensitive to the spot price is higher than the volume of committed deliveries that are sensitive to the spot price. As a result, our cash flow and adjusted net earnings are expected to move in the opposite direction from the uranium spot price, however cash flow is expected to be more sensitive to price changes than adjusted net earnings.

PRICE SENSITIVITY ANALYSIS: URANIUM SEGMENT

As discussed under Long-term contracting on page 20 of our 2021 annual MD&A, our portfolio of long-term contracts includes a mix of base-escalated and market-related contracts. Each contract is bilaterally negotiated with the customer and is subject to terms of confidentiality. Therefore, to help understand how the pricing under our current portfolio of commitments is expected to react at various spot prices at September 30, 2022, we have constructed in the table that follows.

2022 THIRD QUARTER REPORT    23

The table is based on the pricing terms under the long-term commitments in our contract portfolio that have been finalized as at September 30, 2022, it does not include the contracts that have been accepted but are still subject to contract finalization. Based on the terms and volumes under those commitments, the table is designed to indicate how our average realized price will react under various spot price assumptions at a point in time. As of September 30, 2022, we had commitments requiring delivery of an average of 23 million pounds per year from 2022 through 2026, with commitment levels in 2022 through 2025 higher than the average and in 2026 lower than the average. As the market improves, we expect to continue to layer in volumes capturing greater upside using market-related pricing mechanisms. In this table, we do not consider the impact on our average realized price of volumes under negotiation and those not yet finalized under contract. In other words, the prices shown in the table would only be realized if the contract portfolio remained exactly as it was on September 30, 2022, using the following assumptions:

•	The uranium price remains fixed at a given spot level for each annual period shown

•	Deliveries based on commitments under finalized contracts include best estimates of the expected deliveries under contract terms

•	To reflect escalation mechanisms contained in existing contracts, the long-term US inflation rate of 2% is used, for modeling purposes only

It is important to note, that the table is not a forecast of prices we expect to receive. The prices we actually realize will be different from the prices shown in the table. We intend to update this table each quarter in our MD&A to reflect deliveries made and changes to our contract portfolio. As a result, we expect the table to change from quarter to quarter.

(rounded to the nearest $1.00)

SPOT PRICES ($US/lb U3O8)	$20	$40	$60	$80	$100	$120	$140
2022	43	44	45	45	45	45	45
2023	31	40	50	55	58	60	61
2024	33	40	49	53	56	57	58
2025	35	42	52	57	61	63	64
2026	36	42	54	61	65	69	72

Liquidity and capital resources

Our financial objective is to ensure we have the cash and debt capacity to fund our operating activities, investments and other financial obligations in order to execute our strategy and to allow us to self-manage risk. We have a number of alternatives to fund future capital requirements, including using our operating cash flow, drawing on our existing credit facilities, entering new credit facilities, and raising additional capital through debt or equity financings. We are always considering our financing options so we can take advantage of favourable market conditions when they arise. In addition, due to the deliberate cost reduction measures we have implemented, we have continued to have positive cash from operations and as a result, we have significant cash balances.

As of September 30, 2022, we had cash and cash equivalents and short-term investments of $1.3 billion, while our total debt amounted to $1.0 billion.

We have large, creditworthy customers that continue to need uranium despite fluctuations in economic conditions, and we expect the uranium contract portfolio we have built to continue to provide a solid revenue stream. As of September 30, 2022, we had commitments requiring delivery of an average of 23 million pounds per year from 2022 through 2026, with commitment levels in 2022 through 2025 higher than the average and in 2026 lower than the average.

24    CAMECO CORPORATION

We expect a return to production at McArthur River/Key Lake will be positive for cash flow. It will allow us to source more of our committed sales from lower-cost produced pounds and we will no longer be required to expense care and maintenance costs directly to cost of sales. Until we achieve a reasonable production rate, we expect to incur between $15 million to $17 million per month in operational readiness costs, which will be expensed directly to cost of sales. Therefore, cash flow from operations for 2022 will be dependent on the timing and volume of McArthur River/Key Lake production, the timing and volume of Cigar Lake production and the timing and magnitude of our purchasing activity, as a result cash balances may fluctuate throughout the year. However, we expect our cash balances and operating cash flows to meet our capital requirements during 2022.

As announced on October 11, 2022, we have entered into a strategic partnership with Brookfield Renewable and its institutional partners to acquire Westinghouse. Permanent financing is expected to be a mix of capital sources (cash, debt and equity), designed to preserve the company’s balance sheet and ratings strength while maintaining our liquidity. Closing is anticipated in the second half of 2023. Please see Strategy in action for further details.

Following the announcement, we announced a US$650 million bought deal offering of common shares, with an underwriter option to purchase additional shares. The offering closed on October 17, 2022 with gross proceeds to us of approximately $747.6 million (US), including the exercise in full of the underwriters’ option to purchase additional common shares. Concurrently with the execution of the acquisition agreement, we secured commitments for a $1 billion (US) bridge loan facility and $600 million (US) in term loans. As of the closing of the bought deal offering on October 17, the bridge loan facility was reduced to $280 million (US) by the proceeds received from the offering. The facilities will remain undrawn until closing of the acquisition. The bridge facility, if funded, will mature 364 days after the acquisition closing date, and the term loans consisting of two tranches $300 million (US) each, are expected to mature two years and three years after the acquisition closing.

With the Supreme Court’s dismissal of CRA’s application for leave, the dispute of the 2003 through 2006 tax years are fully and finally resolved in our favour. Furthermore, we are confident the courts would reject any attempt by CRA to utilize the same or similar positions and arguments for the other tax years currently in dispute (2007 through 2014) and believe CRA should return the $778 million in cash and letters of credit we have been required to pay or otherwise secure. However, timing of any further payments is uncertain. See page 18 for more information.

CASH FROM/USED IN OPERATIONS

Cash provided by operations was $250 million lower this quarter than in the third quarter of 2021 due to an increase in working capital requirements which was mainly the result of increased purchasing activity. Partially offsetting the working capital requirement was higher gross profits in both the uranium and fuel services segments.

Cash provided by operations was $172 million lower in the first nine months of 2022 than for the same period in 2021 due to an increase in working capital requirements, which required $414 million more in 2022 than in 2021. This was the result of increased purchasing activity. The increase in working capital requirements was partially offset by higher gross profits in both the uranium and fuel services segments and a higher dividend payment from JV Inkai. See note 16 of our interim financial statements for more information.

FINANCING ACTIVITIES

We use debt to provide additional liquidity. We have sufficient borrowing capacity with unsecured lines of credit totalling about $2.7 billion at September 30, 2022, unchanged from June 30, 2022. At September 30, 2022, we had approximately $1.6 billion outstanding in financial assurances, unchanged from December 31, 2021.

We have extended the maturity date of our $1.0 billion unsecured revolving credit facility from October 1, 2025 to October 1, 2026. The credit facility allows us to request increases above $1.0 billion, in increments of no less than $50 million, up to a total of $1.25 billion. At September 30, 2022, we had no short-term debt outstanding on our $1.0 billion unsecured revolving credit facility, unchanged from December 31, 2021.

Long-term contractual obligations

Since December 31, 2021, there have been no material changes to our long-term contractual obligations. Please see our 2021 annual MD&A for more information.

2022 THIRD QUARTER REPORT    25

Debt covenants

We are bound by certain covenants in our unsecured revolving credit facility. The financially related covenants place restrictions on total debt, including guarantees. As at September 30, 2022, we met these financial covenants and do not expect our operating and investment activities for the remainder of 2022 to be constrained by them.

SHARES AND STOCK OPTIONS OUTSTANDING

At October 25, 2022, we had:

•	432,500,087 common shares and one Class B share outstanding

•	3,071,954 stock options outstanding, with exercise prices ranging from $11.32 to $19.30

As announced on October 17, 2022, our $747.6 million (US) bought deal offering of common shares closed. The offering, including the exercise in full of the underwriters’ option to purchase additional common shares, increased our outstanding shares by 34,057,250.

DIVIDEND

As announced on February 9, 2022, our board of directors declared a 2022 annual dividend of $0.12 per common share, payable on December 15, 2022 to shareholders of record on November 30, 2022. The decision to declare an annual dividend by our board is reviewed regularly and will be based on our cash flow, financial position, strategy and other relevant factors including appropriate alignment with the cyclical nature of our earnings.

OFF-BALANCE SHEET ARRANGEMENTS

We had three kinds of off-balance sheet arrangements at September 30, 2022:

•	purchase commitments

•	financial assurances

•	other arrangements

Purchase commitments

We make purchases under long-term contracts where it is beneficial for us to do so and in order to support our long-term contract portfolio. The following table is based on our purchase commitments in our uranium and fuel services segments at September 30, 20222 but does not include purchases of our share of Inkai production. These commitments include a mix of fixed-price and market-related contracts. Actual payments will be different as a result of changes to our purchase commitments and, in the case of contracts with market-related pricing, the market prices in effect at the time of delivery. We will update this table as required in our MD&A to reflect material changes to our purchase commitments and changes in the prices used to estimate our commitments under market-related contracts.

SEPTEMBER 30 ($ MILLIONS)	2022	2023 AND 2024	2025 AND 2026	2027 AND BEYOND	TOTAL
Purchase commitments[1,2]	142	143	167	33	485

[1]	Denominated in US dollars and Japanese yen, converted from US dollars to Canadian dollars at the rate of 1.30 and from Japanese yen to Canadian dollars at the rate of $0.01.
[2]

These amounts have been adjusted for any additional purchase commitments that we have entered into since September 30, 2022 but does not include deliveries taken under contract since September 30, 2022.

We have commitments of $485 million (Cdn) for the following:

•	approximately 9.5 million pounds of U3O8 equivalent from 2022 to 2028

•	approximately 0.6 million kgU as UF6 in conversion services from 2022 to 2024

•	about 0.7 million Separative Work Units (SWU) of enrichment services to meet existing forward sales commitments under agreements with a non-Western supplier

The suppliers do not have the right to terminate agreements other than pursuant to customary events of default provisions.

Financial assurances

At September 30, 2022, our financial assurances totaled $1.6 billion, unchanged from December 31, 2021.

26    CAMECO CORPORATION

Other arrangement

We have arranged for standby product loan facilities with various counterparties. The arrangements allow us to borrow up to 2.4 million kgU of UF6 conversion services and 2.8 million pounds of U3O8 over the period 2020 to 2026 with repayment in kind up to December 31, 2026. Under the loan facilities, standby fees of up to 1% are payable based on the market value of the facilities and interest is payable on the market value of any amounts drawn at rates ranging from 0.5% to 2.0%. At September 30, 2022, we have 1.5 million kgU of UF6 conversion services and 630,000 pounds of U3O8 drawn on the loans.

BALANCE SHEET

($ MILLIONS)	SEP 30, 2022	DEC 31, 2021	CHANGE
Cash, cash equivalents and short-term investments	1,344	1,332	1%

Total debt	997	996	—

Inventory	470	410	15%

Total cash, cash equivalents and short-term investments at September 30, 2022 were $1.3 billion, or 1% higher than at December 31, 2021 due to strong earnings and the receipt of $83 million (US) of dividend payments from JV Inkai partially offset by the $102 million acquisition of the additional ownership stake in the Cigar Lake Joint Venture. Net debt at September 30, 2022 was negative $347 million.

Total product inventories are $470 million compared to $410 million at the end of 2021. Inventories increased due to production and purchases being higher than sales in the first nine months of the year. In addition, the cost of purchased material was higher. The average cost for uranium has increased to $41.85 per pound compared to $38.30 per pound at December 31, 2021. As of September 30, 2022, we held an inventory of 8.2 million pounds of U3O8 equivalent (excluding broken ore) (December 31, 2021—8.3 million pounds). Inventory varies from quarter to quarter depending on the timing of production, purchases and sales deliveries in the year.

Financial results by segment

Uranium

				THREE MONTHS ENDED SEPTEMBER 30			NINE MONTHS ENDED SEPTEMBER 30
HIGHLIGHTS				2022	2021	CHANGE	2022	2021	CHANGE
Production volume (million lbs)				2.0	2.0	—	6.6	3.3	100%
Sales volume (million lbs)				5.3	6.7	(21)%	18.7	17.9	4%
Average spot price	($	US/lb	)	49.13	36.42	35%	49.77	32.26	54%
Average long-term price	($	US/lb	)	51.33	36.75	40%	49.11	34.78	41%
Average realized price
	($	US/lb	)	46.30	32.20	44%	45.34	32.68	39%
	($	Cdn/lb	)	59.65	40.20	48%	57.84	40.95	41%
Average unit cost of sales (including D&A)	($	Cdn/lb	)	56.08	44.69	25%	52.67	47.59	11%
Revenue ($ millions)				313	270	16%	1,083	732	48%
Gross profit (loss) ($ millions)				19	(30)	>100%	97	(119)	>100%
Gross profit (loss) (%)				6	(11)	>100%	9	(16)	>100%

THIRD QUARTER

Production during the quarter was 2.0 million pounds, unchanged from the third quarter of 2021. See Uranium 2022 Q3 updates starting on page 30 for more information.

Uranium revenues this quarter were up 16% compared to 2021 due to an increase of 48% in the Canadian dollar average realized price as a result of an increase in the average spot price, partially offset by a 21% decrease in sales volume due to the timing of sales. While the average US dollar spot price for uranium increased by 35% compared to the same period in 2021, the US dollar average realized price increased by 44% due to the lagging effect of improvements in the spot price on market-related contracts in 2021.

2022 THIRD QUARTER REPORT    27

Total cost of sales (including D&A) decreased by 2% ($295 million compared to $300 million in 2021) due to a 21% decrease in sales volume which was offset by a unit cost of sales that was 25% higher than the same period last year. Unit cost of sales was higher in 2022 due primarily to the higher cost of purchased material compared to 2021 and an increase in operational readiness costs at McArthur River and Key Lake operations.

The net effect was a $49 million increase in gross profit for the quarter.

Equity earnings from investee, JV Inkai, were $9 million in the third quarter compared to $11 million in same period last year.

FIRST NINE MONTHS

Production volumes for the first nine months of the year were 100% higher than in the previous year. Production was impacted in 2021 as Cigar Lake resumed operations following the precautionary suspension due to the COVID-19 pandemic. See Uranium 2022 Q3 updates starting on page 30 for more information.

Uranium revenues increased 48% compared to the first nine months of 2021 due to a 4% increase in sales volumes and an increase of 41% in the Canadian dollar average realized price as a result of an increase in the average spot price during the year. While the average US dollar spot price for uranium increased by 54% compared to the same period in 2021, the US dollar average realized price only increased by 39% due to the impact of fixed price contracts on the portfolio.

Total cost of sales (including D&A) increased by 16% ($986 million compared to $850 million in 2021) primarily as a result of a 4% increase in sales volume and a unit cost of sales that was 11% higher than the same period last year. Unit cost of sales was higher in 2022 due to the higher cost of purchased material compared to the same period in 2021 and higher operational readiness costs at McArthur River and Key Lake operations.

The net effect was a $216 million increase in gross profit for the first nine months.

Equity earnings from investee, JV Inkai, were $78 million for the first nine months compared to $33 million for the same period last year.

The table below shows the costs of produced and purchased uranium incurred in the reporting periods (which are non-IFRS measures, see the paragraphs below the table). These costs do not include care and maintenance costs, selling costs such as royalties, transportation and commissions, nor do they reflect the impact of opening inventories on our reported cost of sales.

	THREE MONTHS ENDED SEPTEMBER 30			NINE MONTHS ENDED SEPTEMBER 30
($CDN/LB)	2022	2021	CHANGE	2022	2021	CHANGE
Produced
Cash cost	22.08	16.50	34%	19.10	18.05	6%
Non-cash cost	17.68	15.15	17%	16.82	17.25	(2)%

Total production cost [1]	39.76	31.65	26%	35.92	35.30	2%

Quantity produced (million lbs)[1]	2.0	2.0	0%	6.6	3.3	100%

Purchased
Cash cost	46.25	39.27	18%	48.71	37.87	29%

Quantity purchased (million lbs)[1]	4.6	3.8	21%	12.5	7.8	60%

Totals
Produced and purchased costs	44.28	36.64	21%	44.29	37.11	19%

Quantities produced and purchased (million lbs)	6.6	5.8	14%	19.1	11.1	72%

[1]

Due to equity accounting, our share of production from JV Inkai will be shown as a purchase at the time of delivery. JV Inkai purchases will fluctuate during the quarters and timing of purchases will not match production. There were no deliveries in the third quarter. We purchased 641,000 pounds at a purchase price per pound of $69.35 ($54.54 (US)) in the first nine months of 2022.

In 2022, with McArthur River/Key Lake transitioning from operational readiness to production operations, and the current supply chain challenges and inflationary pressures at all our operations, our annual cash cost of production is expected to be higher than the $16.21 per pound average experienced over the last two years and will vary depending on the timing and rate of production. Once we achieve the 2024 planned production, the average unit operating costs for our operating mines are expected to reflect the life of mine operating costs noted in our most recent annual information form: approximately $16 per pound at McArthur River/Key Lake; approximately $18 per pound at Cigar Lake.

28    CAMECO CORPORATION

The average cash cost of production was 34% higher for the quarter compared to the same period in 2021. Cash cost in the quarter was higher due to the decreased production rate and timing of expenditures for Cigar Lake compared to the third quarter of 2021. Effective May 19, our ownership stake and share of production from Cigar Lake stands at 54.547%, compared to 50.025% in 2021. For the first nine months, the average cash cost of production was 6% higher than in the same period in 2021.

The benefit of the estimated life-of-mine operating cost for JV Inkai’s production of between $8 and $9 per pound as noted in our most recent annual information form, is expected to be reflected in the line item on our statement of earnings called, “share of earnings from equity-accounted investee”. The current geopolitical and economic uncertainty could impact JV Inkai’s operating costs.

Although purchased pounds are transacted in US dollars, we account for the purchases in Canadian dollars. In the third quarter, the average cash cost of purchased material was $46.25 (Cdn) per pound, or $35.99 (US) per pound, compared to $31.52 (US) per pound in the third quarter of 2021. For the first nine months, the average cash cost of purchased material was $48.71 (Cdn), or $38.18 (US) per pound, compared to $30.27 (US) per pound in the same period in 2021. As a result, the average cash cost of purchased material in Canadian dollar terms increased by 18% this quarter and increased by 29% for the nine months compared to the same periods last year.

Cash cost per pound, non-cash cost per pound and total cost per pound for produced and purchased uranium presented in the above table are non-IFRS measures. These measures do not have a standardized meaning or a consistent basis of calculation under IFRS. We use these measures in our assessment of the performance of our uranium business. We believe that, in addition to conventional measures prepared in accordance with IFRS, certain investors use this information to evaluate our performance and ability to generate cash flow.

These measures are non-standard supplemental information and should not be considered in isolation or as a substitute for measures of performance prepared according to accounting standards. These measures are not necessarily indicative of operating profit or cash flow from operations as determined under IFRS. Other companies may calculate these measures differently, so you may not be able to make a direct comparison to similar measures presented by other companies.

To facilitate a better understanding of these measures, the following table presents a reconciliation of these measures to our unit cost of sales for the third quarter and the first nine months of 2022 and 2021.

Cash and total cost per pound reconciliation

	THREE MONTHS ENDED SEPTEMBER 30		NINE MONTHS ENDED SEPTEMBER 30
($ MILLIONS)	2022	2021	2022	2021
Cost of product sold	257.7	265.0	868.5	749.9
Add / (subtract)
Royalties	(6.5)	(4.1)	(21.4)	(10.1)
Care and maintenance and operational readiness costs	(53.7)	(30.5)	(143.0)	(119.9)
Other selling costs	(0.5)	(0.8)	(3.9)	(3.0)
Change in inventories	59.9	(47.4)	34.7	(261.9)

Cash operating costs (a)	256.9	182.2	734.9	355.0
Add / (subtract)
Depreciation and amortization	36.9	35.4	117.6	100.4
Care and maintenance and operational readiness costs	(10.0)	(11.0)	(32.4)	(42.8)
Change in inventories	8.5	5.9	25.8	(0.7)

Total operating costs (b)	292.3	212.5	845.9	411.9

Uranium produced & purchased (million lbs) (c)	6.6	5.8	19.1	11.1

Cash costs per pound (a ÷ c)	38.92	31.41	38.48	31.98
Total costs per pound (b ÷ c)	44.28	36.64	44.29	37.11

2022 THIRD QUARTER REPORT    29

Fuel services

(includes results for UF6, UO2, UO3 and fuel fabrication)

				THREE MONTHS ENDED SEPTEMBER 30			NINE MONTHS ENDED SEPTEMBER 30
HIGHLIGHTS				2022	2021	CHANGE	2022	2021	CHANGE
Production volume (million kgU)				1.5	1.4	7%	9.3	9.0	3%
Sales volume (million kgU)				2.3	3.0	(23)%	7.3	8.7	(16)%
Average realized price	($	Cdn/kgU	)	33.43	26.42	27%	34.39	30.24	14%
Average unit cost of sales (including D&A)	($	Cdn/kgU	)	29.43	23.26	27%	23.99	21.90	10%
Revenue ($ millions)				75	80	(6)%	250	264	(5)%
Gross profit ($ millions)				9	10	(10)%	76	73	4%
Gross profit (%)				12	13	(8)%	30	28	7%

THIRD QUARTER

Total revenue for the third quarter of 2022 decreased 6% to $75 million from $80 million for the same period last year. This was primarily due to a 23% decrease in sales volumes partially offset by a 27% increase in average realized price compared to 2021. Average realized price increased mainly due to the mix of products sold, as well as contracts that were entered into in an improved price environment.

The total cost of products and services sold (including D&A) decreased 6% ($66 million compared to $70 million in 2021) due mainly to the 23% decrease in sales volume offset by a 27% increase in the average unit cost of sales. Unit cost of sales increased mainly as a result of the mix of products sold.

The net effect was a $1 million decrease in gross profit.

FIRST NINE MONTHS

In the first nine months of the year, total revenue decreased 5% to $250 million from $264 million for the same period last year due to a 16% decrease in sales volumes that was partially offset by a 14% increase in realized price. The increase in average realized price was mainly the result of increased prices due to market conditions.

The total cost of products and services sold (including D&A) decreased 9% ($174 million compared to $191 million in 2021) due to the 16% decrease in sales volume, partially offset by a 10% increase in the average unit cost of sales due to higher input costs.

The net effect was a $3 million increase in gross profit.

Our operations

Uranium – production overview

We had 2.0 million pounds of production in the third quarter and 6.6 million pounds production in the first nine months of 2022, compared to 2.0 million pounds and 3.3 million pounds in the same periods of 2021. Production in 2021 was impacted by our decision to proactively suspend production at Cigar Lake until April, to manage the threat posed by the COVID-19 pandemic. In addition, our share of production for 2022 has been increased to reflect our higher ownership share effective May 19.

We continue to evaluate the optimal mix of production, inventory and purchases in order to retain the flexibility to deliver long-term value.

30    CAMECO CORPORATION

URANIUM PRODUCTION

	THREE MONTHS ENDED SEPTEMBER 30			NINE MONTHS ENDED SEPTEMBER 30
OUR SHARE (MILLION LBS)	2022	2021	CHANGE	2022	2021	CHANGE	2022 PLAN
Cigar Lake	2.0	2.0	—	6.6	3.3	100%	9.5	[1]
McArthur River/Key Lake	—	—	—	—	—	—	up to 1.4	[2]

Total	2.0	2.0	—	6.6	3.3	100%	up to 10.9

[1]

In Q2, we updated our Cigar Lake production forecast to 18 million pounds (100% basis) in 2022 (previously 15 million pounds) as we have been successful in catching up on development work that had been deferred from 2021. However, the potential for supply chain challenges impacting the availability of construction materials, equipment and labour remains uncertain and could reintroduce production risk.

[2]

Over the course of 2022 and 2023, we will undertake all the activities necessary to ramp up to the 2024 planned production of 15 million pounds per year (100% basis) at McArthur River/Key Lake. In Q2, we updated our production forecast up to 2 million pounds of production (100% basis) this year (previously up to 5 million pounds) due to delays to our work schedule at the Key Lake mill. We continue to expect first production later in the fourth quarter.

Uranium 2022 Q3 updates

PRODUCTION UPDATE

McArthur River/Key Lake

In February, we announced plans to transition McArthur River and Key Lake from care and maintenance to planned production of 15 million pounds per year (100% basis) by 2024. In the third quarter of 2022, there was no production as we continue to advance recruitment, training, infrastructure upgrades and operational readiness activities in preparation for restart. There are now approximately 730 employees and long-term contractors employed at the mine and mill.

Commissioning has been completed for all process circuits at the McArthur River mine, including the ore slurry load out facility, and transportation of ore slurry to the Key Lake mill has commenced. The initial material being shipped to the mill comes from the broken ore inventory that was mined prior to the site being placed in care and maintenance. Critical mining equipment and initial production areas have been prepared and are ready for new production. The Key Lake mill, has undergone significant upgrades, including a new computer operating system, installation of several automated systems and the incorporation of digital technology. We have been working through normal commissioning issues as we integrate the existing and new assets with the upgraded operating system. Commissioning activities are winding down and first production is scheduled for later in the fourth quarter. We continue to expect up to 2 million pounds of production (100% basis) this year.

For the remainder of 2022 and in 2023, we will undertake all the activities necessary to ramp up to the planned annual production of 15 million pounds (100% basis) by 2024. Our plans give us line of sight to a significant improvement in our future financial performance by allowing us to source more of our committed sales from lower-cost produced pounds and we will no longer be required to expense care and maintenance costs directly to cost of sales. However, until we achieve a reasonable production rate, we expect to incur between $15 million to $17 million per month in operational readiness costs, which will be expensed directly to cost of sales. There is a potential for the COVID-19 pandemic and related supply chain challenges to impact the availability of materials, reagents and labour, which could not only impact 2022 production but could also introduce risk to production in 2023.

The collective agreement with the United Steelworkers Local 8914 expires in December 2022. During past negotiations, work has continued under the terms of the expired collective agreement while negotiations to reach a new agreement proceeded. There is a risk to the production plan if we are unable to reach an agreement and there is a labour dispute.

Cigar Lake

As announced in May, we along with Orano acquired Idemitsu Canada Resources Ltd.’s 7.875% participating interest in the Cigar Lake Joint Venture. Our ownership stake in Cigar Lake now stands at 54.547%, 4.522 percentage points higher than it was prior to the transaction.

Our share of production for the third quarter in 2022 was 2.0 million pounds the same as in the third quarter of 2021. Our share of production in the first nine months of 2022 was 6.6 million pounds compared to 3.3 million pounds in the first nine months of 2021. Production was impacted by suspensions until mid-April in 2021 as a precautionary measure due to COVID-19. Our share of production has been updated to reflect the ownership increase effective May 19.

2022 THIRD QUARTER REPORT    31

In 2022, we expect to produce 18.0 million pounds at Cigar Lake; our share is approximately 9.5 million pounds. We have been successful in catching up on development work that had been deferred from 2021. However, the potential for supply chain impacts on construction materials, equipment and labour remains uncertain and could reintroduce production risk in 2022 and future years.

Continuing to align our production with the market conditions and our contract portfolio, starting in 2024, we will target production from Cigar Lake that is 25% below the licensed capacity, or 13.5 million pounds (100% basis) per year. This will remain our production plan until we see further improvements in the uranium market and contracting progress, as part of our commitment to providing a long-term sustainable source of nuclear fuel for our customers.

Orano reached a new three-year collective agreement with unionized employees at the McClean Lake mill. The previous contract expired on May 31, 2022.

Inkai

Production on a 100% basis was 2.3 million pounds for the quarter and 5.8 million pounds for the first nine months of the year, compared to 2.5 million pounds and 6.7 million pounds in the same periods last year.

Based on an adjustment to the production purchase entitlement under the 2016 JV Inkai restructuring agreement, we are entitled to purchase 4.2 million pounds, or 50% of JV Inkai’s updated planned 2022 production of 8.3 million pounds, assuming no production disruptions due to the COVID-19 pandemic, supply chain disruptions or other causes.

Due to equity accounting, our share of production is shown as a purchase at a discount to the spot price and included in inventory at this value at the time of delivery. Our share of the profits earned by JV Inkai on the sale of its production is included in “share of earnings from equity-accounted investee” on our consolidated statement of earnings.

JV Inkai has experienced a number of operational issues related to interruptions in reagent delivery and wellfield drilling. While, the issues have been partially mitigated, their impact on production and inflationary pressure on production supplies pose a risk to JV Inkai’s 2022 production volume and its costs.

The geopolitical situation continues to cause transportation risks in the region.

JV Inkai has continued to experience delays in shipping its finished product via the Trans-Caspian route. The first shipment of our share of JV Inkai’s 2022 production was dispatched at the end of September but is delayed in transit. We continue to work closely with JV Inkai and our joint venture partner, KAP, to begin receiving our production share via this shipping route that does not rely on Russian rail lines or ports, however there are no assurances regarding the timeline for resolution of this delay.

In the event that it takes longer than anticipated to secure this shipping route, we could experience further delays in our expected Inkai deliveries this year. To mitigate this risk, we have inventory, long-term purchase agreements and loan arrangements in place we can draw on. Depending on when we receive the shipment of our share of Inkai’s 2022 production, our 2022 share of earnings from this equity-accounted investee and the timing of the receipt of our share of dividends from the joint venture may be impacted.

TIER-TWO CURTAILED OPERATIONS

US ISR Operations

As a result of our 2016 curtailment decision, commercial production has ceased. As production is suspended, we expect ongoing cash and non-cash care and maintenance costs to range between $15 million (US) and $17 million (US) for 2022.

Rabbit Lake

Rabbit Lake remains in a safe state of care and maintenance following the suspension of production in 2016. We continue to evaluate opportunities to minimize care and maintenance costs and expect these costs to range between $27 million and $32 million for 2022.

32    CAMECO CORPORATION

Fuel services 2022 Q3 updates

PORT HOPE CONVERSION SERVICES

CAMECO FUEL MANUFACTURING INC. (CFM)

Production update

Fuel services produced 1.5 million kgU in the third quarter, 7% higher than the same period last year. For the first nine months, production was 3% higher than the same period last year.

We expect to produce between 12.5 million and 13.5 million kgU in 2022, assuming no production disruptions due to the COVID-19 pandemic or other causes.

Qualified persons

The technical and scientific information discussed in this document for our material properties (McArthur River/Key Lake, Inkai and Cigar Lake) was approved by the following individuals who are qualified persons for the purposes of NI 43-101:

MCARTHUR RIVER/KEY LAKE

•	Greg Murdock, general manager, McArthur River, Cameco

CIGAR LAKE

•	Lloyd Rowson, general manager, Cigar Lake, Cameco

INKAI

•	Sergey Ivanov, deputy general director, technical services, Cameco Kazakhstan LLP

2022 THIRD QUARTER REPORT    33

Additional information

Critical accounting estimates

Due to the nature of our business, we are required to make estimates that affect the amount of assets and liabilities, revenues and expenses, commitments and contingencies we report. We base our estimates on our experience, our best judgment, guidelines established by the Canadian Institute of Mining, Metallurgy and Petroleum and on assumptions we believe are reasonable.

Purchase prices related to business combinations and asset acquisitions are allocated to the underlying acquired assets and liabilities based on their estimated fair value at the time of acquisition. The determination of fair value requires us to make assumptions, estimates and judgments regarding future events. The allocation process is inherently subjective and impacts the amounts assigned to individually identifiable assets and liabilities. As a result, the purchase price allocation impacts our reported assets and liabilities, future net earnings due to the impact on future depreciation and amortization expense and impairment tests.

Controls and procedures

As of September 30, 2022, we carried out an evaluation under the supervision and with the participation of our management, including our chief executive officer (CEO) and chief financial officer (CFO), of the effectiveness of our disclosure controls and procedures. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives.

Based upon that evaluation and as of September 30, 2022, the CEO and CFO concluded that:

•

the disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed in the reports we file and submit under applicable securities laws is recorded, processed, summarized and reported as and when required

•	such information is accumulated and communicated to our management, including our CEO and CFO, as appropriate to allow timely decisions regarding required disclosure

There have been no changes in our internal control over financial reporting during the quarter ended September 30, 2022 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

34    CAMECO CORPORATION